Amy Latkin Vice President and Senior Counsel w: 212.224.1840 amy.latkin@mutualofamerica.com

April 18, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Attn: Ms. Lisa Larkin

Re: Post-effective amendment No. 66 under the Securities Act of 1933 and No. 200 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Thrift Contracts) (SEC File Nos. 033-11023 and 811-03996)

Post-effective amendment No. 58 under the Securities Act of 1933 and No. 198 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (457 Contracts) (SEC File Nos. 033-05609 and 811-03996)

Post-effective amendment No. 10 under the Securities Act of 1933 and No. 201 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (TDA/VEC Contracts) (SEC File Nos. 333-221999 and 811-03996)

Post-effective amendment No. 62 under the Securities Act of 1933 and No. 199 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (IRA/FPA Contracts) (SEC File Nos. 02-90201 and 811-03996)

Dear Ms. Larkin:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Registration Statement that you provided by telephone to me, and my colleague, Brie Steingarten, on April 16, 2024, concerning the Post-Effective Amendments listed above to the Registration Statements on Form N-4 filed with the Securities and Exchange Commission by Mutual of America Life Insurance Company (“Mutual of America”) on February 29, 2024.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes will be made to each of the contract prospectuses, as applicable, and all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2024.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 1	Thrift prospectus: Table of Contents Please explain why the “Separate Account Charge Reduction” subsection was removed from the “Charges” section.

Response 1	The “Separate Account Charge Reduction” subsection was removed from the “Charges” section because Mutual of America will no longer reduce Separate Account Charges by the reimbursements received for providing services to certain of the Underlying Funds. Please see the SAI, in the “Services” section, the “Expenses Paid by Third Parties” subsection for additional disclosure regarding these reimbursements.

Comment 2	Thrift prospectus: Definitions Please explain why “Fidelity VIP Funds” was removed from the defined terms list.

Response 2	As a drafting matter it was no longer necessary to use “Fidelity VIP Funds” as a defined term, so it was removed. However, the Fidelity VIP Funds, which include the Equity-Income, Asset Manager, Contrafund® and Mid Cap Portfolios of Fidelity Variable Insurance Products continue to be offered as Underlying Funds.

Comment 3

Thrift prospectus: Overview of the Contracts: Contract Features: Transfers and withdrawals of Account Value

During the Accumulation Period, you may transfer all or a portion of your Account Value among the Investment Alternatives, unless your Plan limits transfers or restricts Contributions to only the General Account. If you have a loan under a Plan secured by all or part of your Account Value, we restrict your transfer or withdrawal from the General Account of the loan collateral security amount. In certain 401(k) Plans, loans may be made under a trust~~, which may not be secured by any amounts held under a contract~~.

Please supplementally explain why the phrase was removed after the word “trust.”

Response 3	The phrase was removed because trusteed loans are secured by a note and are not collateralized through general account restrictions.

Comment 4	Thrift prospectus: Fee Table: Footnote 1 The footnote regarding the $2 monthly charge and the increase to a $4 monthly charge should be consistent in each of the prospectuses.

Response 4

Footnote 1 in the Thrift, 457, and TDA/VEC prospectuses will be revised to read:

“The Annual Contract Fee of $24.00 is charged at a rate of $2 per month, and effective on or about June 1, 2024, the Annual Contract Fee of $48.00 will be charged at a rate of $4 per month, subject to waiver as discussed in “Monthly Participant Charges” under “Charges” in the Prospectus.”

At this time, the $2 monthly charge will not be increased for the IRA/FPA prospectus.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 5	Thrift prospectus: Principal Risks of Investment in the Contract Please supplementally explain the addition of the “Loan” paragraph.

Response 5	Loans are not new to the prospectus, but “Loan” disclosure was added to the “Principal Risks” section. More information about loans can be found in the “Loans” section, immediately following the table in the “Benefits Available Under the Contract” section.

Comment 6	Thrift prospectus: Charges: Monthly Participant Charge Please supplementally explain the changed disclosure to the subsection “Additional Information and eDocuments”.

Response 6	In an effort to simplify the disclosure, coupled with the fact that the increased monthly charge of $4 will take effect on or after June 1st, the specific dollar amount was removed from the disclosure to read: “you will be charged the ~~$2~~ monthly participant charge.”

Comment 7

Thrift Prospectus: General Description of Contracts: Your Right to Transfer Among Investment Alternatives: How to Tell Us an Amount to Transfer or Withdraw.

Please supplementally explain the change in disclosure: “For transfers, you must specify the Investment Alternative(s) to which you are moving the transferred amount. You must also specify the accounts to which transfers apply. Your request for a ~~transfer or~~ withdrawal is not binding on us and cannot be effectuated until we receive all information necessary to process your request by U.S.P.S. regular mail to our Financial Transaction Processing Center.”

Response 7

In the third paragraph of the “Your Right to Transfer Among Investment Alternatives” section, the subsection “Transfers and Allocation Changes by Telephone or Website”, provides that transfers may be requested by telephone or website, but we do not accept withdrawal requests by telephone or website.

The disclosure noted in the comment was revised to address this difference between transfers and withdrawals. The disclosure will be further revised to add in the underlined phrase as follows: “Your request for a transfer or withdrawal is not binding on us and cannot be effectuated until we receive all information necessary to process your request, and for withdrawals, it must be received by U.S.P.S. regular mail to our Financial Transaction Processing Center.”

Comment 8

Thrift Prospectus: Purchases and Contract Value: Payment of Contributions

Your Contributions, if permitted by the Plan, are from:

•   salary reduction arrangements (pre-tax) ~~under a 403(b) Thrift Contract or 401(k) Contract~~;

•   payroll deductions (after-tax) ~~under a 401(a) Thrift Plan~~;

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

•   transfers from other contracts but only from a provider specifically identified in a 403(b) Plan (transfers while you are actively employed from a provider not specified in the Plan are prohibited; or

•   Designated Roth Contributions ~~under a 403(b) Thrift Contract or 401(k) Contract, if permitted by your Plan~~.

Please supplementally explain the deletions of “403(b) Thrift” from the disclosure.

Response 8	The deletions were intended as non-substantive changes to indicate that those contributions can be made to all plan types.

Comment 9

Thrift prospectus: Our Payment of Account Value to Your or a Beneficiary: When We May Postpone Payments

“Additionally, we may postpone any payment from the Subaccount that is invested in the Mutual of America Investment Corporation Money Market Fund, in the event that the Money Market Fund temporarily suspends redemption of shares because the Money Market Fund’s liquidity has fallen below required minimums because of market conditions or other factors.”

Please supplementally explain why the paragraph above was deleted.

Response 9	The paragraph was deleted in compliance with recently amended Rule 2a-7 which removed the requirement to impose fees and gates.

Comment 10

Thrift prospectus: Taxes: Minimum Required Distributions

“We will provide explanatory information to Participants before their Required Beginning Dates. If, in any year, you do not satisfy the minimum distribution requirements, you may owe a penalty tax equal to ~~50%~~ 25% of the difference between the required minimum and the actual amount you withdrew in that year. In addition, the Plan may make the minimum payment to you without your consent.”

Please confirm that the penalty tax was reduced from 50% to 25%.

Response 10	Section 302 of SECURE 2.0 amended Internal Revenue Code section 4974(a) to reduce from 50% to 25% the excise tax for late RMDs.

Comment 11	SAI: Services: Expenses Paid by Third Parties Consider changing the heading or supplementally explain why the heading does not need to be changed.

Response 11	We will revise the heading to “Payments Received by Us from the Underlying Funds.” This heading is more consistent with the disclosure that is included in this section.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 12

SAI: Report of the Independent Registered Public Accounting Firm and Independent Auditors’ Report

Please confirm that the Report of the Independent Registered Public Accounting Firm and Independent Auditors’ Report will be filed with the 485(b) filing.

Response 12	The Registrant confirms that the Independent Registered Public Accounting Firm and Independent Auditors’ Report will be filed with the 485(b) filing.

Comment 13	TDA Prospectus: Confirm that deletions to the Thrift prospectus noted in Comment 8 related to 403(b) should also be removed from the TDA prospectus.

Response 13	The same changes noted in Comment 8 will be made to the TDA prospectus.

Comment 14	IRA/FPA Prospectus: Cover Page: Please explain supplementally why the disclosure permitting cancelation within 10 days for new investors was added to this prospectus and not to other prospectuses.

Response 14	The disclosure was added to the IRA/FPA prospectuses because they are individual contracts and was not added to the other prospectuses which are group contracts.

Comment 15	IRA/FPA Prospectus: Definitions Make conforming changes to the Allocation Funds.

Response 15	The Allocation Funds definition will be updated to conform in all prospectuses to read: “The MoA Conservative Allocation Fund, MoA Moderate Allocation Fund and MoA Aggressive Allocation Fund.”

Comment 16	IRA/FPA Prospectus: Taxes: Minimum Distributions under IRA Contracts Similar to Comment 10, please confirm whether the penalty tax was reduced from 50% to 25%.

Response 16	Confirming, as noted in Response 10, that the penalty tax was reduced.

Comment 17	457 Prospectus: Definitions Make conforming changes to the Allocation Funds.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Response 17	As noted in Comment 15, the Allocation Funds definition will be updated to conform in all prospectuses to read: “The MoA Conservative Allocation Fund, MoA Moderate Allocation Fund and MoA Aggressive Allocation Fund.”

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com